September 26, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chen Chen

Kathleen Collins

Aliya Ishmukhamedova

Mitchell Austin

Re:	Toro CombineCo, Inc.

Registration Statement on Form S-4

Filed June 27, 2024

File No. 333-280529

Ladies and Gentlemen:

This letter is being submitted on behalf of Toro CombineCo, Inc. (“Toro”) in response to the comments of the staff (the “Staff”) of the Office of Technology of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to Toro’s Amendment No. 1 to Registration Statement on Form S-4, filed on September 4, 2024 (the “Registration Statement”), as set forth in the Staff’s letter dated September 18, 2024 to Michael Cotoia, Chief Executive Officer of Toro (the “Comment Letter”). Toro is concurrently filing its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced in bolded and italicized font herein with Toro’s response below each numbered comment. Unless otherwise indicated, the page references in the Staff’s comments refer to the Registration Statement, and the page references in Toro’s responses refer to the Amended Registration Statement. Where appropriate, Toro has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by or on behalf of Toro.

On behalf of Toro, we advise you as follows:

Amendment No. 1 to Registration Statement on Form S-4

Projected Financial Data, page 120

1.   We note your revised disclosure in response to prior comment 3. Given that the projections for years 2025 and beyond are not in line with historic operating trends, please expand your disclosure to address why the change in trends is appropriate or the assumptions are reasonable. Add disclosure describing the risk that the expectations of unusually high and sustained future growth may be unrealistic, given the assumptions as to future events, and may have resulted in inflated valuation conclusions.

Response: We respectfully advise the Staff that Toro has revised the disclosure on pages 122, 123, 124, 125 and 126 of the Amended Registration Statement in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Estimated purchase price, page 220

2.   We note your response to prior comment 6. Please tell us whether TechTarget’s preexisting option and RSU agreements provide for automatic acceleration of vesting upon a change-in-control. If so, provide us with the specific terms of such arrangements that support the acceleration of 100% of unvested options, 100% of unvested RSUs for certain members of executive management and 50% of remaining unvested RSUs. To the extent vesting for certain awards was accelerated in anticipation of the business combination outside the terms of TechTarget’s existing Stock Option and Incentive Plan, explain further how you determined such awards are part of the consideration transferred and provide the specific guidance in ASC 805 considered in your analysis.

Response: For unvested options and unvested RSUs that are being accelerated, TechTarget, Inc.’s (“TechTarget”) preexisting option and RSU agreements provide for automatic acceleration of vesting upon a change in control. Each such agreement provides that in the event of a “Change in Control Event” (which the transaction would be), the applicable subsection of Section 11(c) of TechTarget’s 2017 Stock Option and Incentive Plan (the “Equity Plan”) shall control. Section 11(c) of the Equity Plan provides that, except to the extent specifically provided to the contrary in an agreement between the award recipient and the Company, immediately prior to a Change in Control Event, 50% of any then-unvested stock options and 50% of any then-unvested restricted stock units will immediately become fully vested, free from conditions and restrictions and, in the case of stock options, exercisable, and the remaining 50% will vest as per the original vesting schedule. Specifically, Sections 11(c)(2) and (c)(3) of the Equity Plan (filed as exhibit 10.15 to TechTarget’s fiscal year 2023 Form 10-K) provide as follows:

“(2)  Effect on Options. Notwithstanding the provisions of Section 11(b), effective immediately prior to a Change in Control Event, except to the extent specifically provided to the contrary in the instrument evidencing any Option or any other agreement between a Participant and the Company, the vesting schedule of such Option shall be accelerated in part so that one-half of the number of shares that would otherwise have first become vested on any date after the date of the Change in Control Event shall immediately become exercisable. The remaining one-half of such number of shares shall continue to become vested in accordance with the original vesting schedule set forth in such Option, with one-half of the number of shares that would otherwise have become vested on each subsequent vesting date in accordance with the original schedule becoming vested on each such subsequent vesting date; provided, however, that each such Option shall be immediately exercisable in full if, on or prior to the first anniversary of the date of the consummation of the Change in Control Event, the Participant’s employment with the Company or the Acquiring Corporation is terminated for Good Reason by the Participant or is terminated without Cause by the Company or the Acquiring Corporation.

(3)  Effect on Restricted Stock Awards. Notwithstanding the provisions of Section 10(b), effective immediately prior to a Change in Control Event, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock Award or any other agreement between a Participant and the Company, the vesting schedule of all Restricted Stock Awards shall be accelerated in part so that one-half of the number of shares that would otherwise have first become free from conditions or restrictions on any date after the date of the Change in Control Event shall immediately become free from conditions or restrictions. Subject to the following sentence, the remaining one-half of such number of shares shall continue to become free from conditions or restrictions in accordance with the original schedule set forth in such Restricted Stock Award, with one-half of the number of shares that would otherwise have become free from conditions or restrictions on each subsequent vesting date in accordance with the original schedule becoming free from conditions or restrictions on each subsequent vesting date. In addition, each such Restricted Stock Award shall immediately become free from all conditions or restrictions if, on or prior to the first anniversary of the date of the consummation of the Change in Control Event, the Participant’s employment with the Company or the Acquiring Corporation is terminated for Good Reason by the Participant or is terminated without Cause by the Company or the Acquiring Corporation.

Further, for eight RSU holders who are members of executive management, vesting is accelerated for 100% of their unvested RSUs upon a change in control pursuant to terms of preexisting agreements that were entered into prior to any anticipation of TechTarget entering into the Transaction Agreement. As an example, Section 4(d) from the December 19, 2016 employment agreement between TechTarget and Daniel T. Noreck (filed as exhibit 10.14 to TechTarget’s fiscal year 2023 Form 10-K) provides as follows:

(d) Equity Grants. The Executive shall be provided equity awards as determined by the Board of Directors or the Compensation Committee, with such terms as may be established in the sole discretion of the Board of Directors or Compensation Committee. In connection with any grants of stock options, restricted stock units, or other equity instruments granted by the Employer to the Executive, the Employer and the Executive hereby acknowledge and agree that, in the event of a Change of Control within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, with respect to (1) any stock option grants under the Employer’s 2007 Stock Option Plan and (2) any restricted stock or restricted stock units, all unvested shares shall thereupon become fully vested, all stock options shall thereafter become immediately exercisable, and all restricted stock units shall become fully vested and shall be delivered in accordance with any restricted stock unit agreement between the Executive and the Employer.

In Note 1 to the pro forma financial statement disclosures on page 218 of the Amended Registration Statement, we have further clarified that the acceleration treatment takes account of these existing employment agreements: “Additionally, pursuant to the terms of the Transaction Agreement and the governing plans and agreements (including existing employment agreements), equity awards issued by TechTarget that are outstanding as of immediately prior to the Effective Time will be treated as follows: . . . .”

Business

Supplemental Historical and Unaudited Non-GAAP Pro Forma Information, page 290

3.   We note your response to prior comment 9. Please tell us how you considered the guidance in Question 100.01 of the non-GAAP C&DIs as it relates to Informa’s non-GAAP adjustment for Group allocation costs. In this regard, explain how you determined that adjustments for expenses such as finance, legal, human resources, and investor relations are not normal cash operating expenses for Informa or revise to remove such adjustment. In addition, as Group allocation costs are not impacted by the transaction accounting adjustments included in your pro forma financial statements pursuant to Rule 11-01(a)(6)(i) of Regulation S-X, it remains unclear why you believe this adjustment is not akin to a management adjustment pursuant to Rule 11-01(a)(7) of Regulation S-X. To the extent you choose to present this as a separate pro forma footnote for management adjustments, please ensure that you also present management adjustment information in the notes to your pro forma financial statements and revise to remove this adjustment from your current pro forma non-GAAP disclosures. Lastly, you state that you have removed the reference to “non-GAAP” in the table appearing on page 290 of the Amended Registration Statement, but it appears the reference is still there on pages 290 and 294. Please revise.

Response: Consistent with our discussion with Ms. Chen on September 19, 2024, we have updated the Amended Registration Statement to remove the presentation of Adjusted EBITDA, including the non-GAAP adjustment for Group allocation costs.

If you require additional information, please telephone the undersigned at (212) 230-8804. Thank you for your assistance.

Sincerely,

/s Andrew P. Alin
Andrew P. Alin

cc:

Charles D. Rennick

Vice President, General Counsel and Corporate Secretary

TechTarget, Inc.

Daniel T. Noreck

Chief Financial Officer

TechTarget, Inc.

Joseph B. Conahan

Wilmer Cutler Pickering Hale and Dorr LLP

John A. Healy

Benjamin K. Sibbett

Jonathan D. Bobinger

Clifford Chance US LLP